SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of March 2010
Commission File Number: 001-33469

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED

No. 3055 Middle Fuxing Road
Baoding 071051
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☑               Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐               No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURE
EX-99.1 Press release dated March 8, 2010 regarding fourth quarter and full year 2009 earnings results
EX-99.2 Press release dated March 8, 2010 regarding the 300 MW expansion plan

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED
FORM 6-K
Yingli Green Energy Holding Company Limited is furnishing under the cover of Form 6-K:
EX-99.1	Press release dated March 8, 2010 regarding fourth quarter and full year 2009 earnings results
EX-99.2	Press release dated March 8, 2010 regarding the 300 MW expansion plan

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED
By:	/s/ Zongwei Li
	Name:	Zongwei Li
	Title:	Director and Chief Financial Officer

Date: March 8, 2010

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